UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 6, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES ELGA FIRST RESULTS

Nerungri, Russia – September 6, 2011 - Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces the first results of mining in Yakutugol Holding Company OAO’s Elga Coal Complex.
In accordance with plans announced earlier, mining at the Elga deposit started in August. The Elginsky open pit yielded some 21,000 tonnes of coal in less than a month.
The start of the mining process was timed to the commissioning of the Ulak-Elga railway from point 1 to the 209-kilometer point, with the railway planned to be fully completed in December 2011. Until then, coal is due to be transported by heavy-duty trucks from the open pit to the 209-kilometer point, which is equipped with a transshipment station to transport coal further by rail.
One work shift in Elga Coal Complex currently includes some 120 personnel. Over
75 equipment units are involved in the mining process. In addition to mining, leveling operation of the chief mine site is being held at the open pit.
Igor Zyuzin, Chairman of Mechel OAO’s Board of Directors and Mechel Mining OAO’s
Chief Executive Officer, commented on the company’s work on the deposit: “We are glad to report the commissioning of the Ulak-Elga railway up to the 209 kilometer point and the successful start of the mining process at the Elga open pit in accordance with earlier plans, as well as announce the first results of the complex’s work. Developing the deposit is a major strategic project not only for our company, but for the whole Far East. By implementing the Elga project,
Mechel is introducing a project unique for Russian business — a private railway and an open pit with one of the world’s largest coking coal production volumes.
Commissioning of the Elga open pit and the railway linking it to the Baikal-Amur
Mainline will prove that Mechel OAO is one of the few companies in the world that can implement large-scale coking coal mining projects from scratch. Mining this deposit will enable us to complement our coking coal product range and reinforce our international positions among leading producers of metallurgical coals.”
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221-88-88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Mechel Mining OAO is Russia’s largest producer of coking coal, as well as one of the world’s largest producers of coking coal concentrate. The company focuses on producing and marketing coking coal concentrate, iron ore concentrate and coke.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 6, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO